[USCorp Letterhead]
USCorp
4535 W. Sahara Ave. Suite 200
Las Vegas, Nevada 89102

Date:	March 28, 2011
To:	Tracie Towner and/or Anne Nguyen Parker, Branch Chief
United States Securities and Exchange Commission,
Division of Corporation finance
100 F Street, N.E.
Washington, D.C. 20549

From:	Spencer Eubank, Secretary-Treasurer and Director
USCorp

Re:
Your correspondence dated March 1, 2011 regarding USCorp’s Forms 10-K for fiscal year ended September 30, 2010 and 10-Q for fiscal quarter ended December 31, 2010 and our request for an extension in time to respond.

Dear Ms. Towner and/or Ms. Parker,

Per our conversations with Ms. Towner on March 25, 2011, Mr. Morrill and Mr. Coleman on March 28, 2011 we are responding as follows and requesting an extension of time.

We have been notified by our auditor that he is out of his office on business and will not return and be available until after April 1, 2011. We have been notified by our securities attorney that he is on a business trip and is not available at this time to assist us in preparation of our response to your comments.

We are therefore requesting an extension of time to completely respond until April 15, 2011 which should be sufficient time for us, our auditor and our attorneys to respond.

We are responding at this time by quoting your comment in italics followed by our preliminary responses.

Form 10-K for Fiscal Year Ended September 30, 2010

Risk Factors, page 20

1. Please add a risk factor discussing the debentures that are in default. Quantify the amount of the debentures, and discuss the effect upon the company of such defaults.”

Recent Sales of registered and unregistered securities, page 25

2. Distinguish the registered sales from the unregistered sales. For the unregistered sales, provide the exemption from registration that was claimed and state briefly the facts relied upon to make the exemption available. In addition, as you have listed the 8,778,556 common shares issued twice, please confirm whether you issued 8,778,556 or 17,557,132 shares during fiscal year 2010 for services rendered. Please also discuss the warrants that were issued in fiscal year 2010, as disclosed in Note 8 to the financial statements.

PRELIMINARY RESPONSE to comments 1 and 2: We have noted the Commissions comments. “8,778,566” is the correct number of shares issued, not 17,557,132 shares. We are awaiting the return of our accountant and securities attorney in order to prepare a full response to these comment in the form of a revision of these sections.
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Financial Statements

Audit Report, page 30

3. Please obtain and include in an amendment to your filing a revised auditor’s report from your independent public accountant that identifies the financial statements covered by the report in accordance with Rule 2-02(4) of Regulation S-X. Please refer to the guidance on the form of comparative statements in AU Section 508.08. In addition, please ensure the revised report contains a manual or conformed signature of the auditor’s firm.

4. We note you identify yourself as an exploration state company and provide the cumulative inception-to-date information required by FASB ASC 915 in your financial statements. We further note that the auditor’s report from your independent public accounting firm does not include a reference to the inception-to-date information. Please ensure that the amendment you file in your response to our comment above includes audit coverage of your inception-to-date financial information, and remove the “un-audited” labeling from your Statements of Stockholder’s Equity. If your current auditor makes reference to a predecessor independent accounting firm(s) that audited a portion of the cumulative data, include the predecessor accountant’s report(s) and consent(s) in your filing.

If this is not feasible, please requires a waiver of the audit requirement for the inception-to-date information by contacting the Division of Corporation Finance’s Office of the Chief Accountant (CF-OCA). If a waiver is granted, revise the labeling of the inception-to-date information in your financial statements as “un-audited.” Please see information with respect to contacting CF-OCA on our website at the following address:

http://www.sec.gov/divisions/corpfin/cfreportingguidance.shtml

Preliminary Response to comments 3 and 4: We have noted the Commissions comments and we will obtain a revised auditor’s report. In the meantime please note that audited reports prepared by our prior auditor, Henry Schiffer, are on file with the SEC as filed by us on form 10-KSB. Our auditor prior to Henry Schiffer was our current auditor, Donahue Associates, whose audited reports are on file with the SEC as filed by us on form 10-KSB and more recently on form 10-K.  Mr. Schiffer has passed away and his accounting business has discontinued operations. Prior to Mr. Schiffer and Donahue Associates the corporation under different management had other auditors whose reports are on file with the SEC starting in 1989.

We have noted the web address for contacting CF-OCA and are in the process of reviewing the information there in order to determine the most appropriate option for us to proceed with.

We are awaiting the return of our accountant and securities attorney in order to prepare a full response to these comments.

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Controls and Procedures, page 47

5. We note your officer concluded that “the design and operation of [your] disclosure controls are effective.” This representation implies a limitation on the scope of your conclusion and does not address the assessment made as of the end of the fiscal year.

Rather than expressing your conclusion regarding the “design and operation” of your disclosure controls and procedures, conclude only whether they were effective or not effective. If you wish to express your conclusion in further detail, then you should use the appropriate language, as expressed in Rule 13a-15(e) of Regulation 13A, I.e. “…controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act…is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms.”

We also note that your conclusion on disclosure controls and procedures in your Form 10-Q filed on February 18, 2011 provides a description of disclosure controls and procedures that differ from that found in Rule 13a-15(e), In future filings, please provide your conclusion on disclosure controls and procedures in the appropriate manner.

RESPONSE: We have noted the Commissions comments and will revise this section for future form 10-Q filings and we will revise Controls and Procedures in the Form 10-K/A as you have commented. These revisions will be included in our full response to your comments.

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Directors, Executive Officer, Promoters and Corporate Governance, page 47

6. Revise your disclosure to describe the business experience during the past five years for each director and executive officer. Provide dates of employment and explain each officer or director’s work during the past five years. See Regulation S-K, Item 401(e)

7. For each director, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director.

8. You state that Mr. Dultz has “served on the boards of several publicly traded companies: and Mr. Eubank has “served on the boards of several public, private and not-for-profit Companies as an officer and director including…” Explain when Mr. Dultz served on those boards and provide the necessary disclosure for those boards that he served on during the past five years. Clarify whether you have included all public company directorships held by Mr. Eubank during the past five years.

9. We note that you have disclosed the percentage of time that Messrs. Dultz and O’Baugh devote to the affairs of USCorp. Provide similar disclosure for Mr. Eubank.

10. Provide disclosure for the directors and executive officers’ involvement in certain legal proceedings for the past ten years.

Executive compensation, page 49

11. Provide all the disclosure that Regulation S-K, Item 402 requires. For example, and without limitation, provide the following:

•	A summary compensation table for the last two years and include stock awards at the aggregate grant date fair value; and
•	Narrative disclosure to the summary compensation table that includes the material terms of each named executive officer’s employment agreement or arrangement, whether written or unwritten.

PRELIMINARY RESPONSE to comments 6 through 11: We have noted the Commissions comments and will revise these sections as you have commented. These revisions will be included in our full response to your comments.

12. File as an exhibit any compensation or loan agreement with Mr. Dultz. Provide disclosure required by Regulation S-K, Item 404 in regards to the loans made by Mr. Dultz or tell us why such disclosure is not necessary.

RESPONSE: We have noted the Commissions comments and will revise this section as you have commented. Please note that it is our understanding that such disclosure is not necessary because it is less than $120,000 for the period of the report. We will confirm this with legal counsel upon his return. Any revisions to this section will be included in our full response to your comments.

Certain Relationships, Related Transactions and Director Independence, page 50

13. Provide all the disclosure that Regulation S-K, Item 404 requires. For example, disclose the approximate dollar amount of the office equipment and space provide by your chief executive officer and majority shareholder.

PRELIMINARY RESPONSE: We have noted the Commissions comments and we will revise this section as you have commented. These revisions will be included in our full response to your comments after consultation with our auditor regarding the current value of the office equipment upon his return, as well as any other Item 404 requirements.

14. File all exhibits that Regulation S-K, Item 601 requires. For example, and without limitation, we note that you have not filled your articles of incorporation, your bylaws, a list of your subsidiaries or the auditors consent.

15. Provide a reference to the specific filing with which Exhibit 14.1 was filed.

16. File as an exhibit your Stock Incentive Plan mentioned in Note 9 to the financial statements on page 44.

PRELIMINARY RESPONSE to comments 14 through 15: We have noted the Commissions comments and will make revisions to our filing as you have commented. These revisions will be included in our full response to your comments. Please note that the corporation has been a fully reporting company since 1989. A portion of our full response will include a table with references to our prior filings with the SEC and a statement to the effect of “included herein by reference”, as well as any exhibits that may be necessary.

Exhibits 31.1 and 31.2

17. We note that you have replaced the word “registrant” with “small business issuer.” In future filings, provide the certifications in the exact form that Regulation S-K, Item 601(b)(31) requires.

RESPONSE: We have noted the Commissions comments and will make revisions to our filing as you have commented. These revisions will be included in our full response to your comments.

Form 10-Q for Fiscal Quarter Ended December 31, 2010

Legal Proceedings, page 20

18. We note your disclosure regarding your receipt of the Cease and Desist Order from Pennsylvania as a result of a single unauthorized phone call to a potential unaccredited investor contrary to the Company’s policy. With a view towards disclosure, please tell us the nature of the actions giving rise to the Cease and Desist Order. Tell us who placed the unauthorized phone call and the nature of the discussion.

PRELIMINARY RESPONSE: We have noted the Commissions comments and will make revisions to our filing as you have commented. These revisions will be included in our full response to your comments.

Engineering Comments

General

19. Throughout your [Form 10-K/A] filing you reference historical information to describe your properties. Please disclose appropriate references for all historical information provided in your filing.

Recent Developments

20. In this section of your filing you reference proprietary reports for your Twin Peaks and Picacho Salton properties. Please forward these reports as well as the other information you reference as being password protected, to our engineer, as supplemental information and not as part of your filing, pursuant to paragraph (c) of Industry Guide 7 and Rule 12b-4 of Regulation 12B. Please provide this information on a CD, formatted as Adobe PDF files. Please also provide the name and the phone number for a technical person whom our engineer may call if he has technical questions.

If you wish to have this supplemental material returned, please make a written request with the letter of transmittal. Please note that you may request the return of this information pursuant to the provisions of Rule 418(b). If there are any questions concerning the above request, please phone John Coleman, Mining Engineer at (202) 551-3610.

Recent Exploration and Samplings page 19 [of the Form 10-K/A]

21. We note your disclosure of economic indicators such as production rates and operating costs that are based on resources and preliminary economic assessments.  Additionally, on pages 26 and 27 of your filing you also disclose economic indicators associated with your properties. These estimates do not have a demonstrated economic viability as may be implied. Therefore please modify your filing and remove the financial information developed and/or derived from the possible development of your resources.

PRELIMINARY RESPONSE to comments 19 through 21: We have noted the Commissions comments and will make revisions to our filing as you have commented. These revisions will be included in our full response to your comments. A portion of our full response will include a table with references to our prior filings with the SEC and a statement to the effect of “included herein by reference”.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and all applicable Exchange Act rule require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	The company is responsible fore the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RESPONSE: We have noted the Commissions comments.  We acknowledge that:
• The company is responsible for the adequacy and accuracy of the disclosure in the filing;
• Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
• The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracie Towner at (202) 551-3744, Jenifer O’Brien at (202) 551-3721, or Mark Shannon at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments. Please contact Parker Morrill at (202) 551-3696 or me at (202) 551-3611 with any other questions.

RESPONSE: I have contacted and spoken with Ms. Towner, Ms. O’Brien, Mr. Coleman, Mr. Shannon and Mr. Morrill, and I have left a message with Ms. Parker.

Best Regards,
/s/
Spencer Eubank,
USCorp Secretary-Treasurer and Director